                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO. __)*

                         National Home Health Care Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    636380107
                                 --------------
                                 (CUSIP Number)

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             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [ ]Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                               Page 1 of 6 pages

CUSIP No. 63080107
           ---------
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   1.  Names of Reporting Persons. SALVATORE ALTERNATIVE
       I.R.S.  Identification Nos. of above persons (entities only).  xxx-xx-xxxx

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   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
           ---------------------------------------------------------------------

       (b)
           ---------------------------------------------------------------------

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   3.  SEC Use Only
                   -------------------------------------------------------------

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   4.  Citizenship or Place of Organization USA
                                                --------------------------------

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Number of      5. Sole Voting Power         469,482
Shares Bene-   -----------------------------------------------------------------
ficially by    6. Shared Voting Power
Owned by Each  -----------------------------------------------------------------
Reporting      7. Sole Dispositive Power    469,482
Person With:   -----------------------------------------------------------------
               8. Shared Dispositive Power
               -----------------------------------------------------------------

--------------------------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person 469,482
                                                                    ------------
   10. Check if the  Aggregate  Amount in Row (9) Excludes  Certain  Shares (See
       Instructions)
                     -----------------------------------------------------------
   11. Percent of Class  Represented by. Amount in Row (9)    8.8%
                                                              ------------------

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   12. Type of Reporting Person (See Instructions)  IN
                                                    ----------------------------

                               Page 2 of 6 pages

                          INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

(1)   NAMES AND I.R.S.  IDENTIFICATION NUMBERS OF REPORTING PERSONS--Furnish the
      full legal name of each  person for whom the report is  filed--i.e.,  each person  required to sign the schedule  itself--including  each member of a group.  Do not include the name of a person  required to be  identified in the report but who is not a reporting  person.  Reporting persons that are entities  are  also  requested  to  furnish  their  I.R.S.  identification numbers,  although disclosure of such numbers is voluntary,  not mandatory
      (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2)   If any of the shares  beneficially owned by a reporting person are held as a member of a group and that  membership  is  expressly  affirmed,  please check row 2(a). If the reporting person disclaims membership in a group or describes  a  relationship  with  other  persons  but does not  affirm the existence  of a group,  please check row 2(b) [unless it is a joint filing pursuant  to Rule  13d-1(k)(1)  in which case it may not be  necessary  to check row 2(b)].

(3)   The third row is for SEC internal use; please leave blank.

(4)   CITIZENSHIP  OR PLACE OF  ORGANIZATION--FURNISH  citizenship  if the named reporting  person  is  a  natural  person.  Otherwise,  furnish  place  of organization.

(5)-(9), (11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH  REPORTING  PERSON,
      Etc.--Rows  (5) through (9)  inclusive,  and (11) are to be  completed  in accordance  with the provisions of Item 4 of Schedule 13G. All percentages are to be  rounded  off to the  nearest  tenth (one  place  after  decimal point).

(10)  Check if the aggregate  amount reported as  beneficially  owned in row (9)
      does not include  shares as to which  beneficial  ownership is  disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4)  under the  Securities  Exchange
      Act of 1934.

(12)  TYPE  OF  REPORTING   PERSON--PLEASE   classify  each  "reporting  person"
      according  to the  following  breakdown  (see Item 3 of Schedule  13G) and place the appropriate symbol on the form:

                       CATEGORY                              SYMBOL
                    Broker Dealer                              BD
                    Bank                                       BK
                    Insurance Company                          IC
                    Investment Company                         IV
                    Investment Adviser                         IA
                    Employee Benefit Plan, Pension Fund,
                       or Endowment Fund                       EP
                    Parent Holding Company/Control Person      HC
                    Savings Association                        SA
                    Church Plan                                CP
                    Corporation                                CO
                    Partnership                                PN
                    Individual                                 IN
                    Other                                      00
NOTES:
      Attach as many  copies of the second part of the cover page as are needed, one reporting person per page.

      Filing  persons  may, in order to avoid  unnecessary  duplication,  answer items on the  schedules  (Schedule  13D,  13G or  14D-1)  by  appropriate  cross references to an item or items on the cover  page(s).  This approach may only be used where the cover page item or items provide all the  disclosure  required by the schedule item. Moreover,  such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed"
for purposes of Section 18 of the Securities  Exchange Act or otherwise  subject to the liabilities of that section of the Act.

      Reporting persons may comply with their cover page filing  requirements by filing either completed copies of the blank forms available from the Commission, printed or typed  facsimiles,  or  computer  printed  facsimiles,  provided  the
documents  filed  have  identical   formats  to  the  forms  prescribed  in  the
Commission's  regulations and meet existing  Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

      Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934
and the rules and  regulations  thereunder,  the  Commission  is  authorized  to solicit the  information  required  to be  supplied by this  schedule by certain security holders of certain issuers.

                                Page 3 of 6 pages

      Disclosure  of the  information  specified in this  schedule is mandatory, except for I.R.S.  identification numbers, disclosure of which is voluntary. The information  will be used for the primary  purpose of determining and disclosing the holdings of certain  beneficial  owners of certain equity  securities.  This statement will be made a matter of public  record.  Therefore,  any  information given will be available for inspection by any member of the public.

      Because of the public nature of the information, the Commission can use it for a variety of purposes,  including referral to other governmental authorities or securities  self-regulatory  organizations for  investigatory  purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished,  will assist the  Commission  in  identifying  security  holders and,
therefore,   in  promptly  processing  statements  of  beneficial  ownership  of securities.

      Failure to disclose the information requested by this schedule, except for
I.R.S.  identification  numbers,  may result in civil or criminal action against the persons  involved  for  violation of the Federal  securities  laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A.    Statements  filed  pursuant to Rule 13d-1(b)  containing  the  information required  by this  schedule  shall be filed not  later  than  February  14 following  the calendar  year covered by the  statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c).  Statements filed pursuant to
      Rule 13d-1(c) shall be filed within the time specified in Rules  13d-1(c),
      13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than  February 14 following  the calendar  year covered by the statement pursuant to Rules 13d-1(d) and 13 d-2(b).

B.    Information  contained  in a form which is  required  to be filed by rules under section 13(f) (15 U.S.C.  78m(f)) for the same calendar year as that covered by a statement on this schedule may be  incorporated  by reference in response to any of the items of this schedule.  If such  information is incorporated  by reference in this schedule,  copies of the relevant pages of such form shall be filed AS AN exhibit to this schedule.

C.    The item  numbers and captions of the items shall be included but the text of the  items is to be  omitted.  The  answers  to the  items  shall be so prepared  as to  indicate  clearly  the  coverage  of  the  items  without referring  to the text of the  items.  Answer  every  item.  If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.

      (a) Name of Issuer  NATIONAL HOME HEALTH CARE CORP.

      (b) Address of Issuer's Principal Executive Offices 700 WHITE PLAINS ROAD,
          SCARSDALE, NY 10583

ITEM 2.

      (a) Name of Person Filing  SALVATORE ALTERNATIVE

      (b) Address of  Principal  Business  Office or, if none,  Residence  19355
          TURNBERRY WAY, AVENTURA, FL 33180

      (c) Citizenship  USA

      (d) Title of Class of Securities  COMMON STOCK

      (e) CUSIP Number  636380107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B)
        OR (C), CHECK WHETHER THE PERSON FILING IS A:

      (a) [ ]   Broker  or dealer  registered  under  section  15 of the Act (15
                U.S.C. 78o).

      (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)  [ ]  Insurance  company as defined in section  3(a)(19) of the Act
                (15 U.S.C. 78c).

      (d)  [ ]  Investment company registered under section 8 of the
                Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)  [ ]  An investment adviser in accordance with
                ss.240.13d-1(b)(1)(ii)(E);

      (f)  [ ]  An employee benefit plan or endowment fund in accordance with
                ss.240.13d-1(b)(1)(ii)(F);

      (g)  [ ]  A parent holding company or control person in accordance with
                ss. 240.13d-1(b)(1)(ii)(G);

      (h)  [ ]  A savings associations as defined in Section 3(b) of the
                Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)  [ ]  A  church  plan  that is  excluded  from  the  definition  of an investment  company  under  section  3(c)(14) of the  Investment
                Company Act of 1940 (15 U.S.C. 80a-3);

      (j)  [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                                Page 4 of 6 pages

 ITEM 4. OWNERSHIP.

         Provide the following  information  regarding the aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned: 469,482
                                     -------

      (b) Percent of class:  8.8%
                             ----

      (c) Number of shares AS to which the person has:

            (i)   Sole power to vote or to direct the vote 469,482
                                                           -------

            (ii)  Shared power to vote or to direct the vote
                                                             ----------

            (iii) Sole power to dispose or to direct the disposition of 469,482
                                                                        -------

            (iv)  Shared   power  to  dispose  or  to  direct  the   disposition
                  of
                     ---------

        INSTRUCTION.  For  computations  regarding  securities which represent a right to acquire an underlying security SEE ss.240.13d-3(d)(1).

 ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this  statement  is being  filed to report the fact that as of the date hereof the reporting  person has ceased to be the beneficial  owner of more than
five percent of the class of securities, check the following |_|.

 INSTRUCTION: Dissolution of a group requires a response to this item.

 ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      If any other  person is known to have the right to receive or the power to direct the receipt of dividends  from,  or the  proceeds  from the sale of, such securities,  a statement  to that effect  should be included in response to this item and, if such interest relates to more than five percent of the class,  such person  should be  identified.  A listing of the  shareholders  of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

 Item 7. IDENTIFICATION  AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      If a parent holding  company has filed this schedule,  pursuant to Rule 13
d-1(b)(ii)(G),  so  indicate  under Item 3(g) and attach an exhibit  stating the identity and the Item 3 classification of the relevant  subsidiary.  If a parent holding  company  has filed this  schedule  pursuant  to Rule  13d-1(c)  or Rule
13d-1(d),   attach  an  exhibit  stating  the  identification  of  the  relevant subsidiary.

 ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      If a group has filed this schedule pursuant to  ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit  stating the identity and Item
3 classification of each member of the group. If a group has filed this schedule pursuant to  ss.240.13d-1(c) or  ss.240.13d-1(d),  attach an exhibit stating the identity of each member of the group.

 ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Notice of  dissolution  of a group may be furnished as an exhibit  stating the date of the  dissolution  and that  all  further  filings  with  respect  to transactions in the security reported on will be filed, if required,  by members of the group, in their individual capacity. See Item 5.

                               Page 5 of 6 pages

 ITEM 10. CERTIFICATION

      (a) The  following  certification  shall be included if the  statement  is filed pursuant to ss.240.13d-1(b):

                       By  signing  below  I  certify  that,  to the  best of my
                       knowledge and belief,  the  securities  referred to above
                       were  acquired  and are held in the  ordinary  course  of
                       business  and were not  acquired and are not held for the
                       purpose of or with the effect of changing or  influencing
                       the control of the issuer of the  securities and were not
                       acquired  and are not  held  in  connection  with or as a
                       participant  in any  transaction  having that  purpose or
                       effect.

      (b) The  following  certification  shall be included if the  statement  is filed pursuant to ss.240.13d-1(c):

                       By  signing  below  I  certify  that,  to the  best of my
                       knowledge and belief,  the  securities  referred to above
                       were not  acquired and are not held for the purpose of or
                       with the effect of changing or influencing the control of
                       the issuer of the  SECURITIES  and were not  acquired and
                       ARE not held IN connection  with or AS A  participant  in
                       any transaction having that purpose or effect.

                                    SIGNATURE

      After  reasonable  inquiry and to the best of my knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                                         10-22-04
                                            ------------------------------------
                                                           Date

                                                /s/ Salvatore Alternative
                                            ------------------------------------
                                                        Signature

                                                  SALVATORE ALTERNATIVE
                                            ------------------------------------
                                                        Name/Title

      The original  statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a PERSON by his authorized  representative  other than an EXECUTIVE
officer  or   GENERAL   PARTNER  of  the   filing   person,   evidence   of  the
representative's  authority to sign on behalf of such person shall be filed with the  statement,  provided,  however,  that a power of attorney  for this purpose which is already on file with the Commission may be  incorporated  by reference.
The name and any title of each person who signs the statement  shall be typed or printed beneath his signature.

NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all exhibits.  SEE  ss.240.13d-7  for other parties for whom copies are to be sent.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)